UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
EpiCept Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
294264205
(CUSIP Number)
August 11, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.      ☐ Rule 13d-1(b)
b.      ☑ Rule 13d-1(c)
c.      ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	294264205

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,679,768 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,679,768 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,679,768 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	294264205

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Downsview Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,679,768 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,679,768 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,679,768 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO; HC

CUSIP No.	294264205

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,679,768 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,679,768 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,679,768 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.0% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
     (a) Name of Issuer
EpiCept Corporation (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
777 Old Saw Mill River Road
Tarrytown, New York 10591
Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire”), (ii) Downsview Capital, Inc., an Illinois corporation (“Downsview”), and (iii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with Cranshire and Downsview, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The principal business office of all of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.
     (d) Title of Class of Securities
Common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”)
     (e) CUSIP Number
294264205
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
     (a) and (b):
As of August 11, 2008, subsequent to the filing of the Schedule 13G by the Reporting Persons with the Securities and Exchange Commission, each of the Reporting Persons may be deemed to beneficially own 6,679,768 shares of Common Stock, including (a) 2,602,451 shares of Common Stock that were issuable to Cranshire pursuant to that certain unconditional Securities Purchase Agreement, dated as of August 11, 2008, by and among the Company, Cranshire and the other parties named therein (the “Purchase Agreement”) and (b) (i) 1,382,489 shares of Common Stock issuable upon exercise of a warrant that was issuable to Cranshire pursuant to the unconditional Purchase Agreement (“Warrant 1”), (ii) 1,301,226 shares of Common Stock issuable upon exercise of a second warrant that was issuable to Cranshire pursuant to the unconditional Purchase Agreement (“Warrant 2”) and (iii) 1,382,489 shares of Common Stock issuable upon exercise of a third warrant (“Warrant 3,” and collectively with Warrant 1 and Warrant 2, the “Warrants”), in each case, held by, or issuable to (as the case may be), Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 9.0% of the Common Stock, based on (1) 67,295,757 shares of Common Stock issued and outstanding, as disclosed in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 4, 2008, plus (2) 2,602,451 shares of Common Stock issuable to Cranshire pursuant to the unconditional Purchase Agreement, plus (3) 4,066,204 shares of Common Stock issuable upon exercise of the Warrants held by, or issuable to (as the case may be), Cranshire. The foregoing excludes an aggregate of 1,330,285 shares of Common Stock issuable upon exercise of other warrants (collectively, the “Other Warrants”) held by Cranshire because the terms of the Other Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Other Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise (each such provision being a “Blocker”). Without the Blockers, each of the Reporting Persons would be deemed to beneficially own 8,010,053 shares of Common Stock.
As of August 21, 2008, each of the Reporting Persons may be deemed to beneficially own 3,912,398 shares of Common Stock, including (i) 1,382,489 shares of Common Stock issuable upon exercise of Warrant 1, (ii) 1,301,226 shares of Common Stock issuable upon exercise of Warrant 2 and (iii) 455,420 shares of Common Stock issuable upon exercise of the Other Warrants, in each case, held by Cranshire, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 4.99% of the Common Stock, based on (1) 72,500,659 shares of Common Stock issued and outstanding, as disclosed in the Form 424B5 Prospectus filed by the Issuer with the Securities and Exchange Commission on August 13, 2008, plus (2) 2,683,715 shares of Common Stock in the aggregate issuable upon exercise of Warrant 1 and Warrant 2 held by Cranshire, plus (3) an aggregate of 2,764,978 shares of Common Stock issued pursuant to the exercise of warrants (including Warrant 3) required pursuant to the terms of the unconditional Purchase Agreement, plus (4) 455,420 shares of Common Stock issuable upon exercise of the Other Warrants held by Cranshire. The foregoing excludes an aggregate of 874,865 shares of Common Stock issuable upon exercise of the Other Warrants held by Cranshire because the terms of the Other Warrants contain a blocker provision under which the holder thereof does not have the right to exercise the Other Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 4.99% of the shares of Common Stock outstanding immediately after giving effect to such exercise. Without the Blockers, each of the Reporting Persons would be deemed to beneficially own 4,787,263 shares of Common Stock.
     (c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0.
(ii) Shared power to vote or to direct the vote 6,679,768 (see Item 4).
(iii) Sole power to dispose or to direct the disposition of 0.
(iv) Shared power to dispose or to direct the disposition of 6,679,768 (see Item 4).
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          Date: August 21, 2008

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: August 21, 2008

CRANSHIRE CAPITAL, L.P. By: Downsview Capital, Inc., its general partner
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

DOWNSVIEW CAPITAL, INC.
By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, President

/s/ Mitchell P. Kopin
Mitchell P. Kopin